

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

David K. Jones
Chief Financial Officer
Vroom Inc.
1375 Broadway, Floor 11
New York, New York 10018

       Re: **Vroom Inc.**
                  Form 10-Q
                  Exhibit No. 10.1
                  Filed November 12, 2020
                  File No. 001-39315

Dear Mr. Jones:

       We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance